SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 22, 2006
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW COMMUNICATIONS COLLABORATES WITH
MICROSOFT SECURITY RESPONSE ALLIANCE
Leading Canadian Communications Company Advocates
Online Safety Education with ‘Protect Yourself This Summer’ Campaign
CALGARY, AB (June 21, 2006) — Shaw Communications announced today it is collaborating with the Microsoft Security Response Alliance (MSRA) for “Protect Yourself This Summer” — a week-long effort started June 19 that will aim to educate Shaw’s customers about online safety and security. Shaw Communications will be educating consumers through their START.SHAW.CA webpage by providing specific information about how people can protect not only themselves, but their families, their information and their PCs. Shaw is the only Canadian communications company to be participating in this campaign.
“Shaw is excited to be partnering with the Microsoft Security Response Alliance for the Protect Yourself This Summer campaign,” said Peter Bissonnette, President, Shaw Communications Inc. “At Shaw we recognize the importance of Internet safety and are committed to ensuring our customers have access to the most current information. There is typically more Internet use in the summer months with kids being out of school and people planning their summer vacations, so we want to ensure we provide our customers the information they need to make accurate and informed decisions.”
As of June 19, Shaw’s website has posted specific guidelines for the Protect Yourself This Summer campaign, which will include but not limited to the following:
•	Protect your family: learn how families can talk about and help protect themselves from dangers such as online predators.

•	Protect yourself: consumers will learn how to help protect their personal information while online to avoid identity theft, spam and credit card fraud.

•	Protect your PC: consumers will learn the simple steps they can take to better protect their PC from threats such as spyware.
“Microsoft is thrilled to have Shaw Communications on board as a participating organization for the Protect Yourself This Summer effort,” said Kristin Johnsen, Senior Director of Security Outreach at Microsoft. “Online safety is a worldwide issue and we are pleased to have Shaw on board as our Canadian representative and look forward to the week long campaign and realizing significant results.”
Other participating organizations include AOL, AT&T, COX, Earthlink and Qwest from North America; BT, LinkDotNet and TDC from Europe, the Middle East and Africa; and NTT Communications and Softback from Japan.

For more information on Protect Yourself This Summer, please visit START.SHAW.CA or www.microsoft.com/protect.
About Shaw Communications Inc.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca

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